Code of Business Conduct

Hydro One | Code of Business Conduct Contents Our core values . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1 Application of this Code . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2 Who must follow this code? . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2 What is expected of me? . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2 What else is expected of supervisors? . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3 What happens if I violate this Code? . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3 What if I have questions? . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3 Standards of business conduct . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4 Health and safety . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4 Respecting each other: No discrimination or workplace harassment . . . . . . . . . . . . . . . 5 Diversity and inclusion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5 Working at our highest potential . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5 Conflicts of interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6 Avoiding conflicts of interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6 Family members and friends . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6 Pursuing outside activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7 Accepting Board appointments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7 Making investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8 Confidential information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8 No disclosure of confidential information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8 Permitted disclosure of confidential information . . . . . . . . . . . . . . . . . . . . . . . . . 9 Employee confidential information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9 Ethical purchasing decisions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9 Gifts and entertainment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10 Insider trading and personal advantage . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11 Protecting the environment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11 Safeguarding Hydro One’s assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12 Proper use of assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12 Critical cyber assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12 Records and document retention . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13 Intellectual property . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13 Accounting and finance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13

Hydro One | Code of Business Conduct Fraudulent activity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14 Managing risk . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15 Using email, the Internet, social media and electronic communication devices . . . . . . . . 15 Relationships . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17 Relationships with investors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17 Relationships with customers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17 Fair competition . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18 Use of Intellectual property belonging to others . . . . . . . . . . . . . . . . . . . . . . . . . . . 18 Political participation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18 Conducting business outside of Canada . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18 Dealing with public officials . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18 Investigations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20 Finality to the investigation process . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20 Compliance and reporting . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21 No reprisals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21 Anonymous reporting . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22 Paramountcy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22 Amendment and interpretation; waivers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23

Hydro One | Code of Business Conduct 1 Our core values Safety Comes First – Stand for People – Empowered to Act – Optimism Charges Us – Win As One: these core values are the foundation of our business. These values are reflected in this Code of Business Conduct (this “Code”), which defines how each of us, as employees, officers and directors of Hydro One Limited and Hydro One Inc. and their respective subsidiaries (together, “Hydro One”), act. For Hydro One to be successful, we must continually earn the trust and confidence of our customers, investors, stakeholders and each other. Each business action and decision provides us with this opportunity. Our core values guide our actions and decisions by reminding us each day of who we are and strive to be in all of our business activities. We must strive to conduct business on behalf of, and to represent, Hydro One with unfailing honesty and integrity and to uphold each of our core values: Safety comes first We make the world a safer place Stand for people We believe in equity, diversity and inclusion as the source of our strength Empowered to act We recognize our power to improve people’s lives  Optimism charges us We see potential in everything Win as one We work together to deliver results

Hydro One | Code of Business Conduct 2 Application of this Code Who must follow this Code? All employees and officers of Hydro One, including the President and CEO, Chief Financial & Regulatory Officer, and directors of Hydro One are required to comply with this Code as representatives of Hydro One (collectively, “representatives”). In addition, Hydro One requires each of its contractors, suppliers, business partners, consultants and agents (together, “business partners”) to comply with this Code, to the greatest extent feasible, in their dealings with or on behalf of Hydro One. What is expected of me? We are all expected to: • Comply with this Code: We must read, complete any required training on, understand and comply with this Code and all applicable laws, rules and regulations (“applicable laws”) relevant to our roles at Hydro One. • Report violations of this Code: If we have knowledge of an actual, potential or suspected violation of this Code or of applicable laws, we must report it truthfully and in good faith to our supervisor, HR representative or to the Corporate Ethics Office or otherwise in accordance with Hydro One’s Whistleblower Policy. For information on how to make an anonymous report of an actual, potential or suspected violation of this Code or of applicable laws, see the “Anonymous Reporting” section below. • Use good judgment: We must use our good judgment in deciding whether or not an action will be in compliance with this Code and be accountable for our actions. • Ask questions: If we have any doubt about how to proceed under this Code, we must ask questions. The section “What if I Have Questions?”, below, includes a list of helpful resources. Employees and contractors are expected to familiarize themselves with this Code when they first start work and complete all required training thereafter, including the annual Code of Business Conduct training. Management Compensation Plan (“MCP”) employees must complete and sign annually, and update as necessary, a Code of Business Conduct Compliance Form, confirming their compliance with this Code and declaring all outside appointments, directorships or officer positions and any resulting conflicts of interest. This form is available on the Code of Business Conduct homepage. Remember: MCP employees are not only required to complete and sign a Code of Business Conduct Compliance Form annually, they are also required to resubmit a Form if any circumstances should change throughout the year.

Hydro One | Code of Business Conduct 3 What else is expected of supervisors? Supervisors share the same obligations as other representatives, but are also expected to: • Set an example: Supervisors must model appropriate conduct under this Code as it applies to them and to their own actions. • Report to the Corporate Ethics Office: Any actual, potential, suspected violations of the Code, as well as any conflict of interest declarations, must be reported to the Corporate Ethics Office. • Promote understanding and compliance: Supervisors must make sure that Hydro One representatives that they supervise understand and comply with this Code and all applicable laws. Supervisors must also review this Code and Hydro One’s Whistleblower Policy with those representatives at least annually. • Provide guidance: Supervisors should be a knowledgeable and reliable source of advice for questions relating to this Code and should create an environment where representatives feel comfortable raising questions or concerns without fear of reprisals. What happens if I violate this Code? If we violate this Code or any applicable laws relevant to our roles at Hydro One, we will be subject to disciplinary procedures, which may have consequences up to and including dismissal. Such violations may also result in criminal, regulatory and/or civil liability. What if I have questions? Honesty and common sense are the best guidelines for assessing whether or not an action will be in compliance with this Code, and Hydro One relies on each of us to apply our own personal judgment in carrying out our duties. However, this Code is not a complete guide to every legal or ethical issue that we may encounter, nor is it a summary of all applicable laws and Hydro One policies and procedures that may apply in a given situation. As a result, there will be times where we will have questions about how this Code applies to us, or about whether a particular action will be in compliance with this Code. If you have any questions relating to this Code, you should speak to your supervisor and consult the Hydro One intranet site - Questions and Answers - for a detailed list of frequently asked questions relating to this Code. You should also ask yourself the following questions, which may help to guide your decision: • Will my action comply with the intent and purpose of this Code and applicable laws? • Is my action appropriate, ethical and honest – does it “feel” right, or might it violate my own personal code of conduct? • Would most people see the action as being appropriate, ethical and honest? • Could I defend my action in front of superiors, fellow employees, the general public and my friends and family? Would I be comfortable doing so? If the answer to any of these questions is “No”, then you should not take the action. If your question remains unanswered after you have spoken to your supervisor, reviewed the intranet resources and considered the questions above, you should contact Hydro One’s Corporate Ethics Office for advice.

Hydro One | Code of Business Conduct 4 Standards of business conduct Health and safety We strive to deliver Hydro One’s products and services in a safe manner that minimizes the risk of injury to ourselves, to one another and to the general public. Each of us must: • work safely by making sure our own safety and that of other Hydro One representatives and the general public are the prime consideration in every decision we make and every action we take; • come to work fit for duty and remain fit for duty at all times when engaged in Hydro One business, when on Hydro One premises and worksites, when scheduled to be “on-call” (including stand by and service duty), and when having care and control of a Hydro One vehicle, heavy machinery and/or equipment; • not work, or permit others to work, while under the influence or suffering the after effects of alcohol, cannabis, medication or illicit drugs, or bring, offer for sale, or permit anyone else to bring or offer for sale, alcohol, cannabis or any illicit drugs into any Hydro One workplace; and • comply with Hydro One’s Health and Safety Policy and Safety Rules, and any policies and procedures relevant to the performance of work in a safe and effective manner. Working safely means that we must identify, report and, where appropriate, correct workplace hazards. Fit for Duty means an employee is able to perform duties of the job in a safe, effective and predictable manner ensuring they have both the physical and mental acuity to minimize risk in the work environment. This means that an employee must perform work without limitations resulting from intoxicants, such as alcohol and drugs (e.g. cannabis, illicit drugs, prescription and over-the- counter medications), as well as, injury or illness, emotional or personal issues affecting mental health, fatigue, and environmental factors.

Hydro One | Code of Business Conduct 5 Respecting each other: No discrimination or workplace harassment We treat all Hydro One representatives, business partners and others we encounter in the course of our work for Hydro One with dignity and respect. We act in a manner that values the background, experience, perspective and talent of each individual and do not discriminate against or harass others. We strive to create an inclusive corporate culture at Hydro One and a workforce that reflects the diverse populations of the communities in which we operate. In particular, we: • provide all Hydro One representatives with equitable access to opportunities, within the confines of legal and collective agreement requirements; • do not discriminate in hiring and employment practices; • do not engage in any workplace harassment; • do not tolerate any violence or workplace harassment, or behaviours that may promote violence or workplace harassment, in any Hydro One workplace; and • comply with Hydro One’s Workplace Human Rights and Anti-Harassment Policy and Procedure. • • • • • • • • • Diversity and inclusion Hydro One believes and recognizes that having a diverse and inclusive workforce enhances Hydro One’s organizational strength and economic returns, creates sustainable economic advantage, and reflects the diversity of our stakeholders, including customers, employees, suppliers and shareholders, and the demographics of the communities in which we operate. We must all act in a manner that is consistent with Hydro One’s commitment to diversity and inclusion and seek to recognize the mutual benefits from working together with people from different backgrounds and experiences. Working at our highest potential We are all accountable for our work and for our results and are committed to giving our full effort in everything we do. We expect to be evaluated by standards such as quality, quantity, timeliness, and whether the work has been completed safely and within the limits of allocated resources. We follow instructions from our supervisor and ask questions when appropriate. “discrimination” is an action or a decision that treats a person or a group of persons negatively and differently on the basis of race, ancestry, colour, place of origin, sex, ethnic origin, age, marital or family status, disability, sexual orientation, gender identity, gender expression, record of offences, creed, religion or citizenship, nor on any other grounds that are prohibited by applicable law. “workplace harassment” is engaging any course of vexatious conduct or comment toward another representative or business partner of Hydro One or others we encounter in the course of our work for Hydro One that is known or ought reasonably to be known to be unwelcome, including making any comment or gesture to, contact with or otherwise acting in a manner towards that person that is unwelcome or which is likely to be regarded as offensive.

Hydro One | Code of Business Conduct 6 You are a Hydro One ambassador. Our actions in the workplace and outside of work matter as they can have a direct impact on Hydro One’s reputation and brand. We are expected to act professionally and as ambassadors of Hydro One by fulfilling our job duties and meeting our job responsibilities with integrity while showing respect toward customers, employees, suppliers, stakeholders and members of the public. We are expected to complete our duties with best efforts, skill and in a timely manner while applying good judgment. Supervisors must follow leadership practices that promote employee commitment and encourage high performance, set clear expectations and provide appropriate support and timely feedback to the Hydro One representatives who report to them. Conflicts of interest Avoiding conflicts of interest We owe a duty to Hydro One to make decisions with honesty and integrity and not to deprive Hydro One of the time and attention required to properly perform our duties on behalf of Hydro One. We must declare all conflicts of interest (as defined below) to our supervisor or to the Corporate Ethics Office in a timely and forthcoming manner. Conflicts should be declared as soon as the potential for a conflict of interest is identified and must be declared before engaging in the proposed activity. Family members and friends We have a conflict of interest where any of our family or friends receive a personal benefit, or may receive a personal benefit, as a result of any business decisions we make on behalf of Hydro One. We must not receive or give special consideration relating to employment, conditions of employment or any other business decision to or from family members and friends. All of Hydro One’s business and human resources decisions must be based on sound ethical business and management practices and not influenced by personal concerns. A “conflict of interest” is a situation where our own personal interests: • actually conflict with those of Hydro One; • have the potential to conflict with those of Hydro One, meaning a situation where our relationship to others or interest in or relationship to another business or organization could result in a conflict of interest in the future; or • could be perceived to conflict with those of Hydro One, meaning a situation where other people (either inside or outside of Hydro One) might think that our personal interests conflict, or could potentially conflict, with those of Hydro One, whether or not we think that any conflict does, or might, exist.

Hydro One | Code of Business Conduct 7 Pursuing outside activities We are encouraged to contribute to our communities and to our professional organizations and we may engage in activities or do work outside of Hydro One (including for ourselves) provided that the activity or work does not create a conflict of interest. Examples of activities or work outside of Hydro One that will create a conflict of interest include: • work for an organization that is or is reasonably expected to become a supplier to or a commercial or industrial customer or competitor of Hydro One; • activities that affect our work performance at Hydro One, including those that take too much of our time; • work for any organization done on Hydro One’s time or using Hydro One equipment, supplies, personnel or intellectual property; and • promoting any non-Hydro One product or service or, except with prior approval, soliciting donations to any charitable or non-profit organization, on Hydro One’s time or to Hydro One representatives or business partners. Accepting Board appointments We obtain the prior approval of the Corporate Ethics Office before agreeing to serve as a director on the board of another for-profit business or organization if our service on that board could create a conflict of interest, including in any case where the business or organization is or is reasonably expected to become a supplier to or a commercial or industrial customer or competitor of Hydro One. Prior approval of the Corporate Ethics Office is not required to serve as a director of: • a Hydro One board at Hydro One’s request; or • a charitable or community organization, but only so long as our service on that board does not reflect negatively on Hydro One and does not take too much of our time or otherwise conflict with our work at Hydro One. If we serve as a director on any board (other than a Hydro One board), we must not vote on any matter that concerns Hydro One or which we think might otherwise create a conflict of interest for us or for Hydro One. Similarly, if we act as a spokesperson for any business or organization, we make it clear that we are speaking for that business or organization or for ourselves and not as a spokesperson or representative of Hydro One. If in doubt at any time about whether service on any board creates a conflict of interest, speak to your supervisor or to the Corporate Ethics Office. REMEMBER: If you have any doubt about whether the external activity or work creates a conflict of interest, you must speak to your supervisor or to the Corporate Ethics Office before engaging in the activity or work.

Hydro One | Code of Business Conduct 8 Making investments In general, investments made by us or by our immediate family members in publicly-traded or privately- held businesses or organizations will not create a conflict of interest, but we must be aware that these investments may create a conflict of interest in some circumstances. Where an investment creates a conflict of interest, we must obtain the approval of our supervisor and the Corporate Ethics Office before making the investment. Investments that will create a conflict of interest include investments in businesses or organizations that compete with Hydro One or which have a business relationship with Hydro One as a supplier or as a commercial or industrial customer. However, this prohibition does not apply if the investment represents less than five percent of the issued and outstanding equity securities of the business or organization (including equity securities held by us and by our immediate family). We must also promptly notify our supervisor and the Corporate Ethics Office if we know a family member or a friend has an investment that represents more than five percent of the issued and outstanding equity securities of a business or organization that competes with Hydro One or which has a business relationship with Hydro One as a supplier or as a commercial or industrial customer, even where we do not hold an investment in that business or organization ourselves. Confidential Information No disclosure of confidential information We do not disclose Confidential Information to anyone outside Hydro One, including to family and friends, unless it is done in accordance with this Code and all other applicable Hydro One policies and applicable laws. This section applies to information which Hydro One has obtained from a customer or supplier (or a prospective customer or supplier) that Hydro One has agreed to keep confidential. Our obligation not to disclose Confidential Information continues even after we cease to have an employment or other relationship with Hydro One. In order to protect Confidential Information of Hydro One, we must: • be alert to inadvertent or accidental disclosure of Confidential Information in social conversations, including in public places, at trade conferences, on public transit or airplanes, on mobile devices or in normal business discussions with suppliers and customers; • never post, transmit or make available any Confidential Information on or through the internet other than through the use of approved Hydro One equipment and systems (i.e. through the use of Hydro One email addresses or Hydro One intranet portals); • never leave Confidential Information or devices that contain Confidential Information, or which are connected to or have specific capability to connect to Hydro One’s systems, unattended in public places, and we must ensure these devices are stored securely when not in use; and “Confidential Information” of Hydro One includes trade secrets, intellectual property and any proprietary, sensitive, technical, commercial, strategic, financial, customer, supplier and personal information about customers, suppliers and representatives, in each case, that is not publicly available.

Hydro One | Code of Business Conduct 9 promptly report any Confidential Information that we believe has been leaked and any device that is lost or stolen to the General Counsel or Hydro One Security, respectively, so that appropriate steps can be taken by Hydro One. Permitted disclosure of confidential information We may only disclose Confidential Information to our colleagues within Hydro One where it is necessary for them to perform their assigned work. We keep the amount of Confidential Information shared with anyone outside of Hydro One to the minimum required, and we may only disclose Confidential Information outside Hydro One where the disclosure is: • required by applicable laws or stock exchange rules or to those having a business relationship with Hydro One for valid business purposes; and • in compliance with all applicable Hydro One policies and procedures, including the Corporate Disclosure Policy (if applicable). The Law Department should be contacted if there is any uncertainty as to whether or not we are permitted to disclose the Confidential Information. Employee confidential information We manage all personal information about other representatives of Hydro One in a confidential manner and we respect the privacy of each other Hydro One representative, including by complying with all applicable privacy legislation and all applicable Hydro One policies and procedures. Ethical purchasing decisions We make all purchasing decisions honestly and with integrity, using such criteria as competitive pricing, quality, quantity, delivery, and service. We comply and ensure our business partners comply with Hydro One’s Supplier Code of Conduct, including with respect to Hydro One’s zero tolerance of modern slavery in its labour force or supply chains. We avoid making purchasing decisions that create a conflict of interest for us or for Hydro One, including where there could be an allegation of favouritism, prejudice, preferential treatment or personal gain. We inform each of our business partners about this Code and about our expectation that they comply with it, to the greatest extent feasible, in their dealings with or on behalf of Hydro One. We will communicate any non- compliance by any of our business partners to Hydro One’s Corporate Ethics Office, who will recommend what actions should be taken, up to and including termination of the business relationship.

Hydro One | Code of Business Conduct 10 Gifts and entertainment We do not (directly or indirectly) offer, give, request or accept any: • bribe or kickback or other transaction which could compromise the integrity or harm the reputation of Hydro One or its representatives; • gifts of cash, gift certificates, services, discounts, or loans; • gift, entertainment, or similar type of benefit that does not serve a legitimate business purpose; • gift, entertainment, or similar type of benefit that contravenes any applicable law; or • gift, entertainment, or similar type of benefit that creates a conflict of interest for us or for Hydro One. Any gift, entertainment, donation or contribution or similar type of benefit that is offered, given or accepted must be of a nature and amount that avoids embarrassment, does not constitute a real personal enrichment of the recipient, and would not reflect unfavourably on Hydro One or the person receiving the gift, entertainment or benefit if it became publicly known. Generally speaking, acceptable gifts, entertainment or similar type of benefit will have a nominal value. If you are uncertain whether a gift, entertainment or benefit being offered, given or accepted complies with this Code, you should consult your supervisor or the Corporate Ethics Office prior to accepting the gift, entertainment or similar type of benefit. Any gifts, entertainment or similar type of benefit we are offered or receive that do not comply with these restrictions must be declined or returned graciously and with thanks and a clarification of Hydro One’s policy set out in this Code. If returning the gift is not possible, it should be donated to charity upon approval of the General Counsel (or their designate). These requirements do not change during traditional gift-giving seasons. A “bribe” may take many forms, including: cash, gift cards, gifts, entertainment, meals, travel, below market loans, preferential hiring, favours, political donations and charitable contributions.

Hydro One | Code of Business Conduct 11 When soliciting donations or event participation from suppliers, compliance with the Supplier Code of Conduct and the Code of Business Conduct are mandatory. These policies protect Hydro One from reputational risk, conflicts of interest and ensure compliance with Canadian procurement law, among other legal obligations. There must be no undue pressure imposed on any supplier to contribute and/or participate. Insider trading and personal advantage We only buy or sell securities of Hydro One in accordance with Hydro One’s Insider Trading Policy. This means that we do not buy or sell securities of Hydro One while we know about “Material Information” relating to Hydro One that has not been generally disclosed to the public in accordance with Hydro One’s Corporate Disclosure Policy (“insider trading”). We also keep all undisclosed Material Information confidential and we do not pass any of it on to others, including to a spouse, friends or family members (“tipping”). We must also not recommend the purchase or sale of securities of Hydro One while in possession of undisclosed Material Information (“recommending”). In addition to being a violation of this Code, both insider trading, tipping and recommending are illegal. We do not use any Confidential Information for private speculation or personal advantage or benefit, including for purposes of trading in securities of any of Hydro One’s customers or suppliers with the benefit of any Confidential Information relating to that customer or supplier. Protecting the environment We strive to comply with all environmental laws, rules and regulations, and Hydro One will also move beyond compliance where it makes business sense to do so. We design, build and operate our facilities to make efficient use of resources, prevent pollution and reduce environmental effects to the extent that is reasonably achievable. We set environmental objectives and targets, monitor our performance relative to expectations and implement programs to achieve continual improvement. “Material Information” has the same meaning as in Hydro One’s Insider Trading Policy and Corporate Disclosure Policy, and may include Confidential Information, including information about Hydro One’s plans, financial conditions or operations.

Hydro One | Code of Business Conduct 12 Safeguarding Hydro One’s assets Proper use of assets We use Hydro One’s assets properly, safely, efficiently and only for Hydro One business. Use of Hydro One assets for charitable or other non-business reasons must be pre-approved by the supervisor accountable for that asset. Misuse of Hydro One assets to offend, harass or harm others, or to encourage others to do so, is unacceptable. We take good care of Hydro One assets. We protect them from all external and internal threats and, when they are no longer useful, we dispose of them in a proper manner. Theft or fraud will not be tolerated. Notwithstanding any practice(s) and/or provision to the contrary in any other Hydro One policy, procedure, or other corporate requirement, use by an employee of a Hydro One asset or device for non-Hydro One purposes, including personal use, shall be at the employee’s sole risk and expense. Hydro One shall not assume or be deemed to assume liability for such employee use. Critical cyber assets We must be vigilant in protecting Hydro One’s Critical Cyber Assets from attack and follow Hydro One’s Power System Cyber Security Policy. Further, we do not disguise our own identity, or use the identity of another representative or business partner, when accessing any Hydro One workplace, device, system or other property. “Critical Cyber Assets” are all computer equipment and software essential to the reliable operation of Hydro One’s facilities which if hacked or destroyed, would affect the reliability of the interconnected transmission system across North America. It also includes all devices and equipment used to access such computer equipment and software.

Hydro One | Code of Business Conduct 13 Records and document retention Records are important to provide evidence of Hydro One’s business activities, decisions, operations and transactions, to meet our business, financial reporting and legal needs. We are all responsible for managing Hydro One records in accordance with Hydro One’s Records Management Program, including Hydro One’s Records Management Policy, Records Management Procedures, email Management Policy, and the Legal and Tax Holds Policy. All business expenses must be properly incurred, documented, reported, and approved in compliance with Hydro One’s Employee Business Expense Policy. Intellectual property All intellectual property which we may produce, develop, make, compose, write, perform or design, whether alone or with others, while employed at Hydro One (whether during or outside of work hours) and in any way relating to Hydro One’s business belongs exclusively to Hydro One. We must disclose all such intellectual property to Hydro One and all rights we may have in such intellectual property are assigned to Hydro One. Accounting and finance All financial transactions must be properly approved in accordance with Hydro One’s authority approval guidelines and properly recorded in accordance with: • Hydro One’s internal control policies and procedures; • legal requirements; • audit practices; and • accounting standards and practices. Any financial information provided must be accurate, complete, objective, timely and understandable. We do not maintain undisclosed funds or accounts or “off-the-books” records or use any other device to distort records or reports of Hydro One’s true operating results and financial condition. All cash and bank account and other business transactions are conducted in an appropriate manner which safeguards against bribery, kickbacks, money laundering or other illegality. Falsifying or maintaininginaccurate or incomplete records can result in civil and criminal penalties to Hydro One and the individuals involved. We must not mislead, manipulate, coerce or fraudulently influence any accountant, including an accountant engaged in the performance of an audit of the financial statements of Hydro One in order to make the financial statements materially misleading. “intellectual property” includes ideas, know-how, inventions, designs, discoveries, formulae, improvements, research, trade secrets, patents, copyright works and other intellectual property rights.

Hydro One | Code of Business Conduct 14 If we have concerns about the integrity of financial reporting, we report them promptly. Reports may be made to Hydro One’s Chief Ethics Officer, as Confidential Designee, pursuant to Hydro One’s Whistleblower Policy or, alternatively, may be reported anonymously through ClearView Strategic Partners Inc. (“ClearView”) using the contact information provided under the heading “Anonymous Reporting”. We must all be familiar with the reporting procedures contained in Hydro One’s Whistleblower Policy. Fraudulent activity We take proactive steps to not only deter and detect instances of fraud by Hydro One representatives or any of Hydro One’s customers or business partners, but also to minimize and mitigate the risk of it. We comply with Hydro One’s Fraud Risk Management Policy. If we have concerns about any Hydro One representative or any of Hydro One’s customers or business partners engaging in fraud or in a fraudulent scheme, we report our concerns promptly to Hydro One’s Chief Ethics Officer, as Confidential Designee, pursuant to Hydro One’s Whistleblower Policy or anonymously through Clearview using the contact information provided under the heading “Anonymous Reporting”. “fraud” or a “fraudulent scheme” can include: • supplier or other third-party kickbacks that involve any of Hydro One’s business partners or other third parties providing something of value to a Hydro One representative secretly and with the intent of obtaining an improper or unfair advantage or amount of value from Hydro One; • contract bid rigging schemes that involve Hydro One entering into a contract or other arrangement with a business partner or other third party under false pretenses and, where applicable, without full, fair and transparent competition; • cyber fraud involving the unauthorized accessing of Hydro One’s data, information or systems by a person, which can include the theft of data or information electronically (particularly customer sensitive information) and/or an attempt to extort funds from Hydro One for the return of such data or information or the sale of such data or information for financial gain; • customer billings fraud that includes amounts paid to Hydro One by a customer being diverted or stolen for the financial gain of a person and/or the overcharging or mischarging of Hydro One’s customers by a person for financial gain; • theft of electricity whether as a result of Hydro One representatives allowing customers to receive service without making proper payment for those services or as a result of customers or Hydro One representatives obtaining services themselves without making proper payment; and • corruption and bribes to Hydro One representatives including the receipt of inappropriate payments, services or other forms of values by Hydro One representatives from a Hydro One business partner, customer or other person seeking to receive, in return, some uncompensated benefit or advantage.

Hydro One | Code of Business Conduct 15 Managing risk We appropriately identify and control risks, within the limits of our accountabilities and allocated resources. Controlling risk does not mean eliminating all risks. Rather, it means taking steps to manage the risks to acceptable levels for Hydro One. If we are concerned that there are situations where risks are not being appropriately controlled by other Hydro One representatives we will discuss the situation with our supervisor and, if not resolved, we will consult the Corporate Ethics Office for direction. Using email, the Internet, social media and electronic communication devices Access to electronic communication devices such as phones, tablets, computers, email and the internet is made available to promote effective work-related research, improve our development and enhance communication within Hydro One. These resources should generally be used for business purposes only. Information transmitted through Hydro One’s equipment or systems implies affiliation with Hydro One and must reflect positively upon Hydro One. When using Hydro One email or the internet at a Hydro One workplace or on or through a Hydro One device or system, we do not send, receive, display, print, or otherwise engage in any communications that are in violation of applicable laws or this Code, or any other Hydro One policy, including, but not limited to: • downloading programs not already supported by Hydro One; • accessing sites that are unlawful, that carry socially or politically offensive material, that infringe or that may infringe the intellectual property or other rights of another person, business or organization or that are in any way related to terrorism; “risk” means any possible event that may adversely impact Hydro One’s business objectives, no matter how likely or unlikely. If business objectives relevant to our work are not clear, we should ask our supervisor for help.

Hydro One | Code of Business Conduct 16 • sending chain letters or threatening, libelous or harassing messages; and • sending, viewing or obtaining pornographic material. We also do not use the internet at a Hydro One workplace or on or through a Hydro One device or system to play games, gamble or to post or send messages under disguised identification. Subject to applicable laws, all information of any kind (including without limitation voice communications and electronic messages) stored or transmitted on Hydro One’s equipment or systems is the property of Hydro One and Hydro One’s equipment and systems and the contents thereof are monitored to support operational, maintenance, auditing, security, and investigative activities. In order to prevent inappropriate use, Hydro One continues to monitor personal use electronic communications. No one using Hydro One’s equipment or systems should assume that their electronic communications, information, computer or other device use is private. The use of social networking tools, applications and platforms such as Facebook, LinkedIn, Google+, Yahoo! Groups, Twitter, YouTube, Bumble, Tindr, Instagram, online comment sections and reviews and blogs, including outside of working hours, is subject to this Code and all applicable Hydro One policies, including Hydro One’s Social Media Policy. Whether during or outside of working hours, employees must not: • post or disclose Confidential Information; or • post comments or materials which could harm, or be perceived to harm, Hydro One or its reputation in any way.

Hydro One | Code of Business Conduct 17 Relationships Relationships with investors We disclose Material Information to the public in a timely, factual and accurate manner, in accordance with Hydro One’s Corporate Disclosure Policy. We ensure that all reports and documents that we file with or furnish to securities regulatory authorities in Canada and the United States, and our other public communications, contain disclosure that is full, fair, accurate, timely and understandable. If we are asked by a member of the media, analysts, investors, investment dealers, credit rating agencies or other members of the investment community to give a statement or a presentation, we must explain that we are bound by this Code and Hydro One’s Corporate Disclosure Policy and refer the matter to the Senior Vice President, Corporate Affairs (or the person performing that function) or the Chief Financial & Regulatory Officer. Relationships with customers Hydro One is a customer-focused company and we strive to enhance our customer relationships in every transaction. This means that we: • work in a safe and responsible manner when on the property of a customer or other third party; • act as an ambassador of Hydro One by acting in a professional and empathetic manner when interacting with customers and by responding promptly and courteously to customer enquiries and requests; • keep commitments to customers by following up through completion when resolving a customer’s enquiry or request and by working to prevent a recurrence; • reasonably restore a customer or other third party’s property when work is completed; • do not discriminate against or provide undue preferential treatment to any customer; • seek customers’ views on issues affecting them, consider their views, and give them feedback where possible;

Hydro One | Code of Business Conduct 18 • give customers the information they need to make informed choices and ensure they receive truthful information about our products and services; and • respect customers’ privacy and diversity. Fair competition We obey the applicable laws governing competition, not conspiring with anyone to lessen competition. We do not engage in anti-competitive practices or illegal activities such as price-fixing, bid-rigging, and kickbacks. We ensure all procurement policies, procedures and required processes are followed. We comply with Hydro One’s Anti-Bribery and Anti-Corruption Policy. We gather information about competitors in a lawful manner. We do not, directly or indirectly, misrepresent ourselves, use a third party or offer bribes or gifts to solicit proprietary information about competitors. Use of intellectual property belonging to others We do not knowingly use intellectual property belonging to another person, business or organization without their consent, a license or other legal right to use that intellectual property, nor do we copy or permit others to copy any software under license to Hydro One other than in accordance with the applicable license. Political participation As private citizens, we may take part in the democratic process at any level, including campaigning in elections, during non-working hours. Prior approval is required if we need a leave of absence to participate, and our participation must be kept strictly separate from our association with Hydro One. All such leaves of absence will be without pay. Hydro One does not make donations (financial or otherwise) to political parties, elected representatives, or candidates for election at any time. We do not, directly or indirectly, put pressure on colleagues, customers or suppliers to donate time or money to any political party, candidate or political cause. Conduct of business outside of Canada We apply this Code to all of our operations, international as well as domestic, and understand that this Code must be complied with in all circumstances even if conventional practice is different in foreign jurisdictions. We strive to comply with both the letter and spirit of domestic and foreign legal requirements as they apply to our business activities. We also adhere to standards no less onerous than provided by Canadian law concerning the conduct of business in foreign countries. Dealing with public officials All of our dealings on behalf of Hydro One with public officials are to be conducted in a transparent manner that does not compromise the integrity or harm the reputation of Hydro One or its representatives or any public official. We comply with all anti-bribery and anti-corruption legislation, both Canadian and foreign, which may apply to our operations anywhere in the world. Further, even if permitted by applicable legislation or if customary in a jurisdiction, the making of “facilitation payments” of any size to foreign public officials to secure a routine business service or have routine administrative actions performed is prohibited.

Hydro One | Code of Business Conduct 19 These restrictions apply to any: • direct disbursement of Hydro One funds; • other benefits or contributions directly from Hydro One; and • funds, benefits or contributions made by us personally or though agents, consultants, contractors, business partners or other third parties. As laws, rules and regulations and policies and directives of regulators can significantly affect Hydro One’s business or operations, from time to time Hydro One may wish to communicate with public officials respecting new laws, rules, regulations, policies and directives, or otherwise seek to participate in the policy- making process. We only do so in compliance with all applicable requirements regarding lobbying activities and with the prior approval of the Corporate Ethics Office. Similarly, prior approval of the Corporate Ethics Office is required before Hydro One or any representative may accept any request to be appointed to an advisory or study group established by any legislative or regulatory body or which otherwise involves public officials. Since Hydro One is in a regulated business and is often in contact with regulators about its business and operations, all Hydro One representatives and business partners responsible for contacts with such public officials must be familiar with and comply with the laws, rules and regulations established by the regulator for such communications, including conflict-of-interest rules applicable to representatives of the regulator. We must also consult with the Corporate Ethics Office prior to hiring a current or former public official because applicable laws restrict Hydro One’s ability to engage former public officials as a representative of Hydro One. We will not hire any such official if they participated in a matter reasonably regarded as involving Hydro One’s interests if that matter is still ongoing. “public official” includes any: • official or employee of a government or of a department, organization, agency or instrumentality of a government; • official who holds a legislative or judicial position; • official of a public international organization; • political party or official of a political party; • candidate for political office; and • person or firm acting for or on behalf of any of the above.

Hydro One | Code of Business Conduct 20 Investigations Hydro One’s policy is to cooperate with any appropriate governmental or regulatory investigation. A condition of such cooperation, however, is that Hydro One be adequately represented in such investigations by its own legal counsel. This means that, any time we receive information about a new government, regulatory or other investigation or inquiry, including any written or oral request for information, this information must be communicated immediately, and before any action is taken or promised, to the Law Department. We also cooperate with all internal and external Hydro One investigations, including investigations conducted by the Chief Ethics Officer, as Confidential Designee, pursuant to Hydro One’s Whistleblower Policy, and will afford full, free and unrestricted access to all of Hydro One’s operations, records, facilities and personnel to any external or internal investigators engaged by Hydro One and will take appropriate measures to keep information obtained during the investigation process confidential. Unless otherwise advised by our supervisor or the boards of directors of Hydro One Limited or Hydro One Inc., we will keep confidential the fact that an internal investigation is being conducted. We must never, under any circumstances: • destroy or alter any of Hydro One’s documents or records in anticipation of a request for those documents from any government agency or a court or in connection with any internal Hydro One investigation; • lie or make any misleading statements to any governmental investigator (including routine as well as non-routine investigations) or investigator participating in any internal Hydro One investigation; or • attempt to cause Hydro One, any representative, business partner or any other person, to fail to provide information to any government investigator or to any investigator participating in any internal Hydro One investigation, or to provide any false or misleading information. Finality to the investigation process It is important for all parties involved in an investigation to have finality and closure to the process. Duplicative investigations result in unnecessary cost, duplicative efforts and prevent all parties from moving forward. Repeated or persistent requests to reinvestigate a matter after an investigation has concluded may be a violation of this Code and may result in disciplinary action in appropriate circumstances.

Hydro One | Code of Business Conduct 21 Compliance and reporting Upholding Hydro One’s well-earned reputation as an ethical and credible company is a commitment we all share. All of us are expected to uphold our core values and to otherwise comply with this Code, including reporting any violation or potential or suspected violation of this Code promptly, truthfully and in good faith. If we fail to report a violation we know has occurred, then we also will have violated this Code. Representatives and business partners should never have any fears about raising concerns truthfully and in good faith based on their reasonable beliefs, even if they are later found to be mistaken. Speaking up is a behaviour to be encouraged. However, Hydro One believes it is also important to make sure that representatives and business partners are protected from accusations that are frivolous or malicious, such as allegations made in bad faith or to pursue a personal grudge, and if we make any such accusations we will have violated this Code. No reprisals Hydro One will not permit any form of reprisals (including discharge, demotion, suspension, threats, harassment or any other form of discrimination) by any person or group, directly or indirectly, against a representative or business partner who has truthfully and in good faith: • reported actual, potential or suspected violations of this Code and/or any Hydro One Policy or Procedure; • lawfully provided information or assistance in an investigation regarding any conduct which the representative or business partner reasonably believes constitutes a violation of applicable law, including securities laws or applicable federal laws relating to fraud against Hydro One’s securityholders; • filed, caused to be filed, testified, participated in or otherwise assisted in a proceeding related to a violation of applicable securities laws or applicable federal laws relating to fraud against Hydro One’s securityholders; • provided a law enforcement officer with truthful information regarding the commission or possible commission of an offense, unless the individual reporting is one of the violators; or

Hydro One | Code of Business Conduct 22 • provided assistance to the Chief Ethics Officer, as Confidential Designee, the Audit Committee, management or any other person or group in the investigation of a report made pursuant to Hydro One’s Whistleblower Policy. Any retaliation against a representative or business partner who has, truthfully and in good faith, made such a report or taken such an action is subject to disciplinary action, which may include dismissal. Anonymous reporting Any actual, potential or suspected violation of this Code can be reported anonymously to the Chief Ethics Officer, as Confidential Designee, in accordance with Hydro One’s Whistleblower Policy, including by mail addressed to “The Audit Committee of the Board of Directors of Hydro One Limited, c/o the Chief Ethics Officer” at 483 Bay St., 8th Floor, South Tower, Toronto, Ontario, M5G 2P5 and marked “confidential” or by email to corporateethicsoffice@HydroOne.com. Alternatively, reports can be submitted anonymously to ClearView by: Telephone: 1.866.921.4491; Internet: clearviewconnects.com; or Confidential Mail PO Box 11017, Toronto, Ontario, M1E 1N0. Reports can be made to ClearView 24 hours a day, 7 days a week, 365 days a year. Choosing to include personal information in a report to ClearView means you have consented to the collection of that personal information by Hydro One, and the information will be sent to Hydro One. All reports should include as much detail as possible, including dates, individuals or witnesses involved and any supporting material or evidence that may be relevant to the matter being reported. Paramountcy This Code references various other policies of Hydro One. If the standard of conduct described in this Code conflicts with any other policy of Hydro One (referred to in this Code), representatives and business partners must comply with the higher of the two standards. However, if an applicable law imposes a higher standard than a Hydro One policy or this Code, representatives and business partners must comply with the applicable law.

Hydro One | Code of Business Conduct 23 Amendment and interpretation; waivers Hydro One retains sole discretion in interpreting and applying this Code. Any determination by Hydro One arising from an investigation into a violation or potential or suspected violation of this Code or decision involving a request for a waiver of this Code shall, be final and determinative. Determinations under this Code may be reconsidered in limited circumstances, for example where required by applicable law or where material new information arises not available at the time of the decision. This Code may also be updated, modified, or withdrawn by Hydro One at any time in its sole discretion. This Code, together with any amendments, will be generally disclosed to the public in accordance with all applicable securities laws and stock exchange rules. Any waivers from this Code for the benefit of: • executive officers or directors of Hydro One Limited and Hydro One Inc. - will only be made in exceptional circumstances, may only be granted by the applicable board of directors and will be generally disclosed to the public in accordance with all applicable securities laws and stock exchange rules; or • other representatives - must be made in writing by their supervisor, or if there is no supervisor or the supervisor is unsure whether or not a waiver is appropriate, then the Chief Ethics Officer should be consulted. Approved by the Board on May 14, 2024

Code of Business Conduct